SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2023

Commission File Number: 001-15264
___________________

Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	2023 THIRD QUARTERLY REPORT

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 25, 2023	By /s/ Ge Xiaolei Name: Ge Xiaolei Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Ge Xiaolei, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

2023 THIRD QUARTERLY REPORT

This announcement is made by Aluminum Corporation of China Limited* (the "**Company**", together with its subsidiaries, the "**Group**") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTICE:

The board of directors, the supervisory committee, the directors, supervisors and senior management members of the Company guarantee the truthfulness, accuracy and completeness of this quarterly report, and that it contains no false representation, misleading statement or material omission, and assume several and joint liabilities.

The Legal Representative, the Chief Financial Officer and the Head of the Accounting Department of the Company warrant the truthfulness, accuracy and completeness of the financial information in this quarterly report.

Has the third quarterly report of the Company been audited

☐ Yes ☑ No

I. PRINCIPAL FINANCIAL DATA

(I) Principal accounting data and financial indicators

Unit: '000 Currency: RMB

Item	The Reporting Period	Corresponding period of last year Before adjustment	Corresponding period of last year After adjustment	Increase/ decrease (%) After adjustment	2023 (January– September)	Corresponding period of last year Before adjustment	Corresponding period of last year After adjustment	Increase/ decrease (%) After adjustment
Revenue	**54,341,862**	60,668,730	68,660,711	-20.85	188,404,472	206,071,719	227,620,672	-17.23
Net profit attributable to owners of the parent	**1,935,738**	577,541	942,638	105.35	5,352,462	4,566,911	5,398,575	-0.85
Net profit attributable to owners of the parent after excluding extraordinary gains and losses	**2,045,575**	612,812	612,812	233.80	4,929,556	4,450,475	4,450,475	10.76
Net cash flow from operating activities	**N/A**	N/A	N/A	N/A	20,402,359	19,360,344	24,137,930	-15.48
Basic earnings per share *(RMB per share)*	**0.111**	0.031	0.052	113.46	0.309	0.262	0.310	-0.32
Diluted earnings per share *(RMB per share)*	**0.111**	0.031	0.052	113.46	0.309	0.262	0.310	-0.32
Weighted average return on net assets *(%)*	**3.41**	0.96	1.57	Increased by 1.84 percentage points	9.43	7.61	9.26	Increased by 0.17 percentage point

	At the end of the Reporting Period	31 December 2022 Before adjustment	After adjustment	Increase/ decrease (%) After adjustment
Total assets	**210,340,335**	212,348,031	212,347,896	-0.95
Owner's equity attributable to the owners of the parent	**59,095,867**	54,403,012	54,401,529	8.63

Note: "The Reporting Period" refers to the three months from the beginning to the end of the quarter, the same below.

Explanation on the reasons for retrospective adjustments or restatement

The Ministry of Finance issued the Circular on Issuing Interpretation No. 16 of the Accounting Standards for Business Enterprises (the "**Interpretation No. 16**") in 2022. In preparing the 2023 interim financial statements, the Group and the Company have adopted the accounting treatment provision from 1 January 2023 that the initial recognition exemption stipulated in the Interpretation No. 16 shall not apply to the deferred income tax related to assets and liabilities arising from a single transaction, and adopted retrospective adjustment method for retained earnings at the beginning of 2022 and other relevant items for financial statements. The financial statements for the 2022 comparative period have been restated accordingly, with the specific impacts as described in the 2023 Interim Report.

(II) Gains and losses arising from extraordinary items and amount

Unit: '000 Currency: RMB

Item	**The Reporting Period**	2023 (January–September)
Gains/(Losses) from disposal of non-current assets	**-1,020**	6,912
Government subsidies included in the gains and losses for the current period (excluding government subsidies closely related to the ordinary business of the Company and granted on an ongoing basis under the state's policies according to certain standard amount or quantity)	**33,859**	276,460

Item	**The Reporting Period**	2023 (January–September)
Corporate restructuring costs, such as staff resettlement costs and consolidation costs and so on	**-36,273**	-101,388
Except for the hedging business that is related to the ordinary business of the Company, the gains or losses arising from fair value changes of held-for-trading financial assets, derivative financial assets, held-for-trading financial liabilities and derivative financial liabilities, and investment income on disposal of held-for-trading financial assets, derivative financial assets, held-for-trading financial liabilities, derivative financial liabilities and other debt investments	**-108,627**	97,047
Reversal of the provisions for impairment of receivables and contract assets subject to impairment test separately	**1,974**	235,725
Other non-operating income and expenses other than above items	**2,178**	41,399
Impact of income taxes	**-2,152**	-87,823
Impact of minority interests (after tax)	**224**	-45,426
Total	**-109,837**	422,906

Explanation on the reasons for determination of the extraordinary profit or loss items set out in the Explanatory Announcement No. 1 on Information Disclosure by Public Issuers – Extraordinary Profit or Loss Items (《公開發行證券的公司信息披露解釋性公告第1號－非經常性損益》) as recurring profit or loss items

☐ Applicable ☑ N/A

(III) Changes in principal accounting data, financial indicators and reasons for the changes

☑ Applicable ☐ N/A

Items	Percentage of change *(%)*	Main reason
Net profit attributable to owners of the parent (for the Reporting Period)	105.35	This was mainly due to the impact of the increase in the Company's primary aluminum profit margin in the third quarter of the current year as compared to the third quarter of the previous year.
Net profit attributable to owners of the parent after excluding extraordinary gains and losses (for the Reporting Period)	233.80	Same as above.
Basic earnings per share *(RMB per share)* (for the Reporting Period)	113.46	Same as above.
Diluted earnings per share *(RMB per share)* (for the Reporting Period)	113.46	Same as above.

(IV) Key operational data of the Company for the third quarter of 2023

	2023 January– September	2022 January– September *(Restated)*	**Change during the Reporting Period as compared with the corresponding period of last year** *(%)*
Information on the production and sales of major products			
Alumina			
Output of metallurgical-grade alumina *(10,000 tonnes)*	**1,246**	1,344	-7.35
Output of refined alumina *(10,000 tonnes)*	**283**	267	6.19
Exported volume of self-produced metallurgical-grade alumina *(10,000 tonnes)*	**501**	465	7.84
Primary aluminum			
Output of primary aluminum (including alloys) *(10,000 tonnes)*	**493**	512	-3.78
Exported volume of self-produced primary aluminum (including alloys) *(10,000 tonnes)*	**494**	512	-3.56
Coal			
Output of coal *(10,000 tonnes)*	**969**	813	19.19
Electricity power			
Sales to external power plants *(100 million kwh)*	**113**	115	-1.74

II. INFORMATION ON SHAREHOLDERS

(I) Total number of shareholders of ordinary shares and shareholders of preference shares with restored voting rights and shareholdings of the top ten shareholders

Unit: share

Total number of shareholders of ordinary shares as at 30 September 2023	371,489	Total number of shareholders of preference shares with restored voting right as at 30 September 2023 (if any)	None

Shareholding of top ten shareholders

Name of shareholders	Nature of shareholders	Number of shares held	Percentage of Shareholding (%)	Number of shares held subject to trading moratorium	Shares pledged, marked or frozen Status of shares	Number
Aluminum Corporation of China	State-owned legal person	5,050,376,970	29.43	0	None	0
Hong Kong Securities Clearing Company Limited *(H Shares)*	Overseas legal person	3,934,724,859	22.93	0	Unknown	Unknown
Hong Kong Securities Clearing Company Limited *(A Shares)*	Overseas legal person	562,806,835	3.28	0	None	0
China Life Insurance Company Limited* (中國人壽保險股份有限公司)	State-owned legal person	546,623,985	3.19	0	None	0
CITIC Securities – Huarong Ruitong Equity Investment Management Co., Ltd. – CITIC Securities – Changfeng Single Asset Management Plan* (中信證券－華融瑞通股權投資管理有限公司－中信證券－長風單一資產管理計劃)	Other	460,729,827	2.68	0	None	0
China Securities Finance Corporation Limited* (中國證券金融股份有限公司)	State-owned legal person	448,284,993	2.61	0	None	0

Shareholding of top ten shareholders

Name of shareholders	Nature of shareholders	Number of shares held	Percentage of Shareholding (%)	Number of shares held subject to trading moratorium	Shares pledged, marked or frozen Status of shares	Number
Baotou Aluminum (Group) Co., Ltd.	State-owned legal person	238,377,795	1.39	0	None	0
China Foreign Economy and Trade Trust Co., Ltd. – Foreign Trade Trust – Gaoyi Xiaofeng Hongyuan Pooled Fund Trust Scheme* (中國對外經濟貿易信託有限公司－外貿信託－高毅曉峰鴻遠集合資金信託計劃)	Other	140,801,670	0.82	0	None	0
CSC Financial – China Huarong Asset Management Co., Ltd. – CSC – Xianfeng Single Asset Management Plan* (中信建投證券－中國華融資產管理股份有限公司－中信建投－先鋒單一資產管理計劃)	Other	132,390,988	0.77	0	None	0
Shanghai Gaoyi Asset Management Partnership (Limited Partnership) – Gaoyi Xiaofeng No. 2 Zhixin Fund* (上海高毅資產管理合夥企業(有限合夥)－高毅曉峰2號致信基金)	Other	131,732,292	0.77	0	None	0

Shareholding of top ten shareholders not subject to trading moratorium

Name of shareholders	Number of tradable shares not subject to trading moratorium held	Class and number of shares Class	Number
Aluminum Corporation of China	5,050,376,970	RMB ordinary shares	5,050,376,970
Hong Kong Securities Clearing Company Limited *(H Shares)*	3,934,724,859	Overseas listed foreign shares	3,934,724,859
Hong Kong Securities Clearing Company Limited *(A Shares)*	562,806,835	RMB ordinary shares	562,806,835
China Life Insurance Company Limited* (中國人壽保險股份有限公司)	546,623,985	RMB ordinary shares	546,623,985
CITIC Securities – Huarong Ruitong Equity Investment Management Co., Ltd. – CITIC Securities – Changfeng Single Asset Management Plan* (中信證券－華融瑞通股權投資管理有限公司－中信證券－長風單一資產管理計劃)	460,729,827	RMB ordinary shares	460,729,827
China Securities Finance Corporation Limited* (中國證券金融股份有限公司)	448,284,993	RMB ordinary shares	448,284,993
Baotou Aluminum (Group) Co., Ltd.	238,377,795	RMB ordinary shares	238,377,795
China Foreign Economy and Trade Trust Co., Ltd. – Foreign Trade Trust – Gaoyi Xiaofeng Hongyuan Pooled Fund Trust Scheme* (中國對外經濟貿易信託有限公司－外貿信託－高毅曉峰鴻遠集合資金信託計劃)	140,801,670	RMB ordinary shares	140,801,670
CSC Financial – China Huarong Asset Management Co., Ltd. – CSC – Xianfeng Single Asset Management Plan* (中信建投證券－中國華融資產管理股份有限公司－中信建投－先鋒單一資產管理計劃)	132,390,988	RMB ordinary shares	132,390,988
Shanghai Gaoyi Asset Management Partnership (Limited Partnership) – Gaoyi Xiaofeng No. 2 Zhixin Fund* (上海高毅資產管理合夥企業(有限合夥)－高毅曉峰2號致信基金)	131,732,292	RMB ordinary shares	131,732,292

Related relationship or acting in concert in respect of the above shareholders	1. The number of shares held by Aluminum Corporation of China ("**Chinalco**") does not include the A shares of the Company indirectly held by it through its subsidiaries Baotou Aluminum (Group) Co., Ltd. and Chinalco Asset Operation and Management Co., Ltd.* (中鋁資產經營管理有限公司)and the H shares of the Company indirectly held by it through its subsidiary Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司). As of 30 September 2023, Chinalco together with its subsidiaries held an aggregate of 5,474,485,019 shares, among which 5,295,895,019 shares were A shares and 178,590,000 shares were H shares, accounting for approximately 31.90% of the total issued share capital of the Company. 2. The 3,934,724,859 H shares of the Company held by Hong Kong Securities Clearing Company Limited include 178,590,000 H shares it holds on behalf of Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司), a subsidiary of Chinalco. 3. The beneficial owner of the shares held by CSC Financial – China Huarong Asset Management Co., Ltd. – CSC – Xianfeng Single Asset Management Plan* (中信建投證券－中國華融資產管理股份有限公司－中信建投－先鋒單一資產管理計劃)and CITIC Securities – Huarong Ruitong Equity Investment Management Co., Ltd. – CITIC Securities – Changfeng Single Asset Management Plan* (中信證券－華融瑞通股權投資管理有限公司－中信證券－長風單一資產管理計劃)in the Company is Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司), and such two organisations are entrusted to manage the shares held by Huarong Ruitong Equity Investment Management Co., Ltd.* in the Company.
Participation in margin financing and securities lending and business of margin and securities refinancing (if any) by top ten shareholders and top ten shareholders not subject to trading moratorium	Nil

III. OTHER REMINDER

Other material information in relation to operation of the Company in the reporting period that the investors shall pay attention to

☐ Applicable ☑ N/A

IV. QUARTERLY FINANCIAL STATEMENTS

(I) Type of audit opinion

☐ Applicable ☑ N/A

(II) Financial statements

Consolidated Balance Sheet
30 September 2023

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	30 September 2023	31 December 2022 (Restated)
Current assets:		
Monetary capital	**18,671,788**	19,259,933
Held-for-trading financial assets	**2,000,433**	–
Notes receivable	**218,957**	411,145
Accounts receivable	**4,962,460**	4,106,396
Accounts receivable financing	**2,625,458**	1,356,480
Prepayments	**1,309,423**	2,179,873
Other receivables	**1,272,974**	1,712,457
Inventories	**24,093,746**	24,712,322
Other current assets	**441,232**	797,367
Total current assets	**55,596,471**	54,535,973

Items	**30 September 2023**	31 December 2022 (Restated)
Non-current assets:		
Long-term receivables	**70,193**	70,193
Long-term equity investments	**9,982,811**	9,742,605
Investments in other equity instruments	**2,160,414**	2,161,085
Investment properties	**1,995,534**	1,917,623
Fixed assets	**101,409,841**	106,996,858
Construction in progress	**5,025,548**	2,280,022
Right-of-use assets	**9,007,395**	9,839,361
Intangible assets	**17,046,249**	16,890,210
Goodwill	**3,494,894**	3,494,894
Long-term deferred expenditures	**880,327**	838,568
Deferred income tax assets	**2,102,508**	2,057,765
Other non-current assets	**1,568,150**	1,522,739
Total non-current assets	**154,743,864**	157,811,923
Total assets	**210,340,335**	212,347,896

Items	30 September 2023	31 December 2022 (Restated)
Current liabilities:		
Short-term borrowings	**7,581,028**	6,461,103
Held-for-trading financial liabilities	**92,697**	8,767
Notes payable	**7,557,521**	7,096,141
Accounts payable	**15,937,880**	15,440,190
Payments received in advance	**145,303**	113,924
Contract liabilities	**3,013,607**	2,049,014
Staff remuneration payable	**889,583**	803,869
Taxes payable	**2,016,877**	1,340,597
Other payables	**6,903,180**	7,146,987
Non-current liabilities due within one year	**12,741,367**	18,972,717
Other current liabilities	**433,928**	2,933,514
Total current liabilities	**57,312,971**	62,366,823
Non-current liabilities:		
Long-term borrowings	**31,750,359**	34,063,212
Debentures payable	**13,080,170**	15,324,080
Lease liabilities	**8,781,765**	9,209,473
Long-term payables	**653,388**	690,281
Long-term staff remuneration payable	**99,650**	138,464
Estimated liabilities	**809,884**	1,060,103
Deferred gains	**208,499**	194,696
Deferred income tax liabilities	**1,520,038**	1,453,040
Other non-current liabilities	**82,451**	93,240
Total non-current liabilities	**56,986,204**	62,226,589
Total liabilities	**114,299,175**	124,593,412

Items	**30 September 2023**	31 December 2022 (Restated)
Owner's equity (or shareholders' equity):		
Paid-in capital (or share capital)	**17,161,592**	17,161,592
Other equity instruments	**2,000,000**	2,000,000
Including: Perpetual debentures	**2,000,000**	2,000,000
Capital reserve	**23,081,588**	22,919,803
Less: Treasury stock	**-404,685**	-404,685
Other comprehensive income	**31,829**	256,466
Special reserve	**384,210**	319,749
Surplus reserve	**1,967,554**	1,967,554
Retained earnings	**14,873,779**	10,181,050
Total owner's equity (or shareholders' equity) attributable to the parent	**59,095,867**	54,401,529
Non-controlling interest	**36,945,293**	33,352,955
Total owner's equity (or shareholders' equity)	**96,041,160**	87,754,484
Total liabilities and owner's equity (or shareholders' equity)	**210,340,335**	212,347,896

Legal Representative: **Dong Jianxiong**

Chief Financial Officer: **Ge Xiaolei**

Head of Accounting Department: **Gao Lidong**

Consolidated Income Statement
January to September 2023

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items		**First three quarters of 2023 (January to September)**	First three quarters of 2022 (January to September) (Restated)
I.	**Total operating revenue**	**188,404,472**	227,620,672
	Including: Operating revenue	**188,404,472**	227,620,672
II.	**Total operating cost**	**177,787,290**	211,637,633
	Including: Operating cost	**167,060,073**	200,978,598
	Tax and surcharges	**1,979,211**	2,175,721
	Selling expenses	**326,287**	268,507
	Administrative expenses	**2,851,556**	2,931,888
	Research and development expenses	**3,331,503**	2,716,721
	Finance expenses	**2,238,660**	2,566,198
	Including: Interest expense	**2,470,841**	2,956,794
	Interest income	**294,539**	343,392
	Add: Other income	**210,569**	159,717
	Investment income (loss stated with "-")	**364,777**	197,807
	Including: Investment income from associated companies and joint ventures	**195,352**	-31,771
	Gains on fair value changes (loss stated with "-")	**-84,102**	54,893
	Credit impairment loss (loss stated with "-")	**234,029**	-30,871

Items	**First three quarters of 2023 (January to September)**	First three quarters of 2022 (January to September) (Restated)
Loss on assets impairment (loss stated with "-")	**-144,467**	-3,115,590
Gains on disposal of assets (loss stated with "-")	**5,131**	137,130
III. Operating profit (loss stated with "-")	**11,203,119**	13,386,125
Add: Non-operating income	**127,430**	79,209
Less: Non-operating expenses	**271,650**	296,723
IV. Total profit (total loss stated with -")	**11,058,899**	13,168,612
Less: Income tax expenses	**1,858,347**	2,164,748
V. Net profit (net loss stated with "-")	**9,200,552**	11,003,864
(I) Classified on a going concern basis		
1. Net profit from continuing operations (net loss stated with "-")	**9,200,552**	11,003,864
(II) Classified according to the ownership		
1. Net profit attributable to owners of the parent (net loss stated with "-")	**5,352,462**	5,398,575
2. Non-controlling interests (net loss stated with "-")	**3,848,090**	5,605,289

Items	**First three quarters of 2023 (January to September)**	First three quarters of 2022 (January to September) (Restated)
VI. Other comprehensive income net of tax	**-224,637**	-672,887
(I) Other comprehensive income net of tax attributable to the owners of the parent	**-232,193**	-672,887
1. Other comprehensive income that cannot be reclassified to profit or loss	**342**	-18,313
(1) Changes in fair value of investments in other equity instruments	**342**	-18,313
2. Other comprehensive income that will be reclassified to profit or loss	**-232,535**	-654,574
(1) Exchange differences on foreign currency translation	**-232,535**	-654,574
(II) Other comprehensive income net of tax attributable to non-controlling shareholders	**7,556**	–
VII. Total comprehensive income	**8,975,915**	10,330,977
(I) Total comprehensive income attributable to the owners of the parent	**5,120,269**	4,725,688
(II) Total comprehensive income attributable to non-controlling shareholders	**3,855,646**	5,605,289
VIII. Earnings per share:		
(I) Basic earnings per share *(RMB/share)*	**0.309**	0.310
(II) Diluted earnings per share *(RMB/share)*	**0.309**	0.310

Legal Representative:	*Chief Financial Officer:*	*Head of Accounting Department:*
Dong Jianxiong	**Ge Xiaolei**	**Gao Lidong**

Consolidated Cash Flow Statement
January to September 2023

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	**First three quarters of 2023 (January to September)**	First three quarters of 2022 (January to September) (Restated)
I. Cash flows from operating activities:		
Cash received from sales of products and rendering of services	**176,968,652**	227,634,851
Refund of tax and levies received	**454,456**	587,897
Other cash received relating to operating activities	**963,008**	1,265,443
Sub-total of cash inflow from operating activities	**178,386,116**	229,488,192
Cash paid for purchase of goods and receipt of services	**140,888,369**	186,262,452
Cash paid to and on behalf of employees	**7,949,848**	7,580,639
Taxes and surcharges paid	**7,502,339**	10,258,044
Other cash paid relating to operating activities	**1,643,202**	1,249,127
Sub-total of cash outflow from operating activities	**157,983,757**	205,350,262
Net cash flows from operating activities	**20,402,359**	24,137,930

Items	First three quarters of 2023 (January to September)	First three quarters of 2022 (January to September) (Restated)
II. Cash flows from investment activities:		
Cash received from disposal of investments	**3,800,000**	10,000,026
Cash received from returns on investments	**166,205**	273,998
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	**13,513**	100,846
Net cash received from disposal of subsidiaries and other business units	**5,380**	110,300
Other cash received relating to investment activities	**432,908**	7,569
Sub-total of cash inflow from investment activities	**4,418,006**	10,492,738
Cash paid for purchase of fixed assets, intangible assets and other long-term assets	**4,263,451**	2,759,626
Cash paid for investment	**6,037,330**	15,000,000
Other cash paid relating to investment activities	**–**	–
Sub-total of cash outflow from investment activities	**10,300,781**	17,759,626
Net cash flows from investment activities	**-5,882,775**	-7,266,887

Items	**First three quarters of 2023 (January to September)**	First three quarters of 2022 (January to September) (Restated)
III. Cash flows from financing activities:		
Cash received from investments	**404,441**	345,793
Cash received from borrowings	**14,227,367**	8,879,629
Cash received from issue of bonds	**–**	10,500,000
Other cash received relating to financing activities	**–**	50,000
Sub-total of cash inflow from financing activities	**14,631,807**	19,775,422
Cash paid for repayment of debts	**24,961,140**	28,319,588
Cash paid for dividend and profit distribution or interest repayment	**3,091,778**	3,361,001
Including: dividends or profits paid to non-controlling interests by subsidiaries	**568,066**	97,091
Other cash paid relating to financing activities	**1,449,631**	1,324,409
Sub-total of cash outflow from financing activities	**29,502,549**	33,004,998
Net cash flows from financing activities	**-14,870,742**	-13,229,576

Items	**First three quarters of 2023 (January to September)**	First three quarters of 2022 (January to September) (Restated)
IV. Effect on cash and cash equivalents due to change in foreign currency exchange rate	**12,039**	-59,704
V. Net increase in cash and cash equivalents	**-339,119**	3,581,762
Add: Balance of cash and cash equivalents at the beginning of the period	**16,816,684**	19,683,619
VI. Balance of cash and cash equivalents at the end of the period	**16,477,565**	23,265,381

Legal Representative: **Dong Jianxiong**

Chief Financial Officer: **Ge Xiaolei**

Head of Accounting Department: **Gao Lidong**

Balance Sheet of the Parent Company
30 September 2023

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	**30 September 2023**	31 December 2022
Current assets:		
Monetary capital	**5,227,660**	6,663,880
Held-for-trading financial assets	**2,000,000**	–
Notes receivables	**1,000**	1,000
Accounts receivables	**114,825**	181,933
Accounts receivables financing	**582,259**	188,340
Prepayments	**154,747**	121,378
Other receivables	**20,121,788**	22,488,795
Inventories	**1,891,333**	1,985,419
Other current assets	**10,437**	18,445
Total current assets	**30,104,049**	31,649,190

Items	**30 September 2023**	31 December 2022
Non-current assets:		
Long-term receivables	**10,217,269**	10,217,269
Long-term equity investments	**69,715,708**	69,340,285
Investments in other equity instruments	**409,468**	410,084
Investment properties	**269,987**	280,959
Fixed assets	**6,822,390**	7,309,097
Construction in progress	**556,582**	156,333
Right-of-use assets	**4,058,506**	4,204,992
Intangible assets	**988,580**	1,059,286
Goodwill	**406,686**	406,686
Long-term deferred expenditures	**183,098**	196,969
Deferred income tax assets	**191,050**	191,093
Other non-current assets	**165,975**	164,963
Total non-current assets	**93,985,301**	93,938,016
Total assets	**124,089,350**	125,587,206
Current liabilities:		
Short-term borrowings	**5,166,254**	3,790,711
Notes payable	**162,000**	67,620
Accounts payable	**1,102,710**	1,699,384
Payments received in advance	**25,336**	10,166
Contract liabilities	**339,131**	109,948
Staff remuneration payable	**176,236**	143,219
Taxes payable	**126,262**	114,279
Other payables	**28,650,543**	22,939,416
Non-current liabilities due within one year	**10,153,206**	11,922,157
Other current liabilities	**29,305**	2,637,380
Total current liabilities	**45,930,983**	43,434,280

Items	30 September 2023	31 December 2022
Non-current liabilities:		
Long-term borrowings	**16,732,970**	19,411,000
Debentures payable	**4,940,199**	8,384,415
Lease liabilities	**4,186,024**	4,260,260
Long-term staff remuneration payable	**36,530**	41,353
Estimated liabilities	**125,538**	129,800
Deferred gains	**2,872**	2,872
Total non-current liabilities	**26,024,132**	32,229,700
Total liabilities	**71,955,115**	75,663,980
Owner's equity (or shareholders' equity):		
Paid-in capital (or share capital)	**17,161,592**	17,161,592
Other equity instruments	**2,000,000**	2,000,000
Including: Perpetual debentures	**2,000,000**	2,000,000
Capital reserve	**26,262,545**	26,211,717
Less: Treasury stock	**-404,685**	-404,685
Other comprehensive income	**5,148**	4,806
Special reserve	**87,459**	84,238
Surplus reserve	**1,967,554**	1,967,554
Retained earnings	**5,054,622**	2,898,004
Total owner's equity (or shareholders' equity)	**52,134,235**	49,923,226
Total liabilities and owner's equity (or shareholders' equity)	**124,089,350**	125,587,206

Legal Representative: **Dong Jianxiong**

Chief Financial Officer: **Ge Xiaolei**

Head of Accounting Department: **Gao Lidong**

Income Statement of the Parent Company
January to September 2023

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	**First three quarters of 2023 (January to September)**	First three quarters of 2022 (January to September)
I. Operating revenue	**20,102,716**	19,648,534
Less: Operating cost	**16,117,831**	17,197,010
Tax and surcharges	**322,628**	338,201
Selling expenses	**9,256**	7,281
Administrative expenses	**663,766**	719,631
Research and development expenses	**558,518**	360,807
Finance expenses	**1,069,580**	987,055
Including: Interest expense	**1,681,852**	1,755,934
Interest income	**613,718**	734,498
Add: Other income	**8,359**	12,317
Investment income (loss stated with "-")	**1,456,963**	3,385,713
Including: Investment income from associated companies and joint ventures	**225,970**	596,356
Gains on changes in fair value (loss stated with "-")	**–**	11,346
Credit impairment loss (loss stated with "-")	**1,164**	-2,567
Loss on assets impairment (loss stated with "-")	**–**	-3,038,989
Gains on disposal of assets (loss stated with "-")	**-542**	2,440

Items	**First three quarters of 2023 (January to September)**	First three quarters of 2022 (January to September)
II. Operating profit (loss stated with "-")	**2,827,081**	408,808
Add: Non-operating income	**8,098**	13,018
Less: Non-operating expenses	**18,982**	120,372
III. Total profit (total loss stated with"-")	**2,816,198**	301,454
Less: Income tax expenses	**–**	171,625
IV. Net profit (net loss stated with "-")	**2,816,198**	129,829
(I) Net profit from continuing operations (net loss stated with "-")	**2,816,198**	129,829
V. Other comprehensive income net of tax	**342**	-2,550
(I) Other comprehensive income that cannot be reclassified to profit or loss	**342**	-2,550
1. Changes in fair value of investments in other equity instruments	**342**	-2,550
VI. Total comprehensive income	**2,816,540**	127,279

Legal Representative: **Dong Jianxiong** *Chief Financial Officer:* **Ge Xiaolei** *Head of Accounting Department:* **Gao Lidong**

Cash Flow Statement of the Parent Company
January to September 2023

Prepared by: Aluminum Corporation of China Limited*

Unit: '000 Currency: RMB Audit type: unaudited

Items	First three quarters of 2023 (January to September)	First three quarters of 2022 (January to September)
I. Cash flows from operating activities:		
Cash received from sales of products and rendering of services	**16,478,994**	15,648,226
Refund of tax and levies received	**94,389**	111,185
Other cash received relating to operating activities	**167,404**	458,816
Sub-total of cash inflow from operating activities	**16,740,786**	16,218,227
Cash paid for purchase of goods and receipt of services	**11,039,727**	10,097,917
Cash paid to and on behalf of employees	**1,093,590**	1,092,340
Taxes and surcharges paid	**1,084,467**	968,056
Other cash paid relating to operating activities	**757,122**	1,908,622
Sub-total of cash outflow from operating activities	**13,974,906**	14,066,935
Net cash flows from operating activities	**2,765,880**	2,151,292

Items	**First three quarters of 2023 (January to September)**	First three quarters of 2022 (January to September)
II. Cash flows from investment activities:		
Cash received from disposal of investments	**3,800,000**	10,000,000
Cash received from returns on investments	**1,167,929**	341,796
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	**10,575**	1,284
Other cash received relating to investment activities	**8,769,472**	6,857,203
Sub-total of cash inflow from investment activities	**13,747,976**	17,200,283
Cash paid for purchase of fixed assets, intangible assets and other long-term assets	**574,215**	443,001
Cash paid for investment	**5,936,190**	16,319,808
Other cash paid relating to investment activities	**–**	984,148
Sub-total of cash outflow from investment activities	**6,510,405**	17,746,957
Net cash flows from investment activities	**7,237,571**	-546,674

Items	**First three quarters of 2023 (January to September)**	First three quarters of 2022 (January to September)
III. Cash flows from financing activities:		
Cash received from investments	**–**	345,793
Cash received from borrowings	**9,748,301**	4,857,000
Cash received from issuance of bonds	**–**	10,500,000
Sub-total of cash inflow from financing activities	**9,748,301**	15,702,793
Cash paid for repayments of debts	**18,272,096**	16,591,000
Cash paid for dividend and profit distribution or interest repayment	**1,830,587**	1,741,406
Other cash paid relating to financing activities	**294,766**	245,486
Sub-total of cash outflow from financing activities	**20,397,449**	18,577,892
Net cash flows from financing activities	**-10,649,147**	-2,875,100
IV. Effect on cash and cash equivalents due to change in foreign currency exchange rate	**181**	595

Items	**First three quarters of 2023 (January to September)**	First three quarters of 2022 (January to September)
V. Net increase in cash and cash equivalents	**-645,515**	-1,269,887
Add: Balance of cash and cash equivalents at the beginning of the period	**6,545,759**	11,519,416
VI. Balance of cash and cash equivalents at the end of the period	**5,900,244**	10,249,529

Legal Representative:	*Chief Financial Officer:*	*Head of Accounting Department:*
Dong Jianxiong	**Ge Xiaolei**	**Gao Lidong**

Adjustments to the Financial Statements at the Beginning of the Year upon Initial Adoption of the New Accounting Standards or Interpretation of Standards since 2023

☐ Applicable ☑ N/A

Announcement is hereby given.

By order of the Board
Aluminum Corporation of China Limited*
Ge Xiaolei
Joint Company Secretary

Beijing, the PRC
25 October 2023

As at the date of this announcement, the members of the Board comprise Mr. Dong Jianxiong, Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao (Executive Directors); Mr. Zhang Jilong and Mr. Chen Pengjun (Non-executive Directors); Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly (Independent Non-executive Directors).

* *For identification purpose only*